UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 1, 2023, Kazia Therapeutics Limited (the “Company”) issued an ASX release titled, “Kazia Therapeutics Provides Preliminary Update From Ongoing Phase 2 Study of Paxalisib In Primary CNS Lymphoma,” regarding a preliminary update from the Company’s ongoing Phase 2 clinical trial (NCT04906096) evaluating paxalisib monotherapy treatment in patients with relapsed/refractory primary central nervous system lymphoma (r/r PCNSL).

This is an open-label Phase 2 clinical trial, led by Dr. Lakshmi Nayak MD, of the Dana-Farber Cancer Institute in Boston, MA.

Eligible patients with r/r PCNSL will be administered paxalisib as monotherapy for up to 24 months, in an initial dosing regimen of 60mg daily, which is similar to the dosing regimen used for paxalisib clinical trials in other adult brain cancers. The objectives of the study are to assess the clinical efficacy and safety of paxalisib in up to twenty-five (25) patients with r/r PCNSL based on objective response rate (ORR), duration of response (DOR), progression-free survival (PFS) and overall survival (OS). To date, fourteen (14) patients have been enrolled in the study.

Clinical activity has been preliminarily observed in enrolled patients, including partial responses and stable disease. Although early clinical activity was observed in some patients, several heavily pretreated r/r PCNSL patients experienced treatment-related adverse events that resulted in dose reductions and, in some cases, early termination from the study. As such, the protocol is being optimized by the investigator to initiate starting doses at 15mg twice a day or 30mg once a day with the goal of improving the durability of clinical benefit and overall tolerability.

A copy of the ASX release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, other than the quotes of Dr. John Friend, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated November 1, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 1 November 2023